

Mail Stop 3561

February 2, 2018

Susan Panuccio
Chief Financial Officer
News Corporation
1211 Avenue of the Americas
New York, New York 10036

  **Re: News Corporation**
    **Form 10-K for the Fiscal Year Ended June 30, 2017**
    **Filed August 14, 2017**
    **File No. 001-35769**

Dear Ms. Panuccio:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

1. We note that you disclose Total Segment EBITDA, a non-GAAP measure and on page 50, you reconcile the measure to (loss) income from continuing operations. Please revise your reconciliation to present the GAAP measure before the non-GAAP measure to avoid undue prominence. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016. Your disclosure in your earnings releases filed on Form 8-K should be similarly revised.

Liquidity and Capital Resources

Reconciliation of Free Cash Flow Available to News Corporation, page 67

2.  We note that your reconciliation of free cash flow includes adjustments for the free cash flow of REA and dividends received from REA.  Please provide further details on why you include these adjustments in your reconciliation of free cash flow.  Since free cash flow is typically calculated as cash flow from operations adjusted by capital expenditures and your definition of free cash flow differs from the typical definition per Question 102.07 of the May 2016 C&DI on non-GAAP measures, it may be appropriate to retitle this measure.  Please advise.

Financial Statements

Fair Value Measurements, page 96

3.  Please revise to present your disclosures related to the fair-value measurements of assets and liabilities measures on both a recurring and nonrecurring basis in a tabular format as required by ASC 820-10-50-8.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters.  Please contact me at 202-551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure